SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2017 Results May 4, 2017 Page 1

AMBEV REPORTS 2017 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 4, 2017 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2017 first quarter (1Q17). The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the three-month period ended March 31st, 2017 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Top line was up 8.0% in the quarter, driven by growth in all operations: Brazil (+0.6%), Latin America South (LAS) (+27.4%), Central America and the Caribbean (CAC) (+5.5%) and Canada (+2.3%). Consolidated volumes were up 2.4%, growing in most regions, and net revenue per hectoliter (NR/hl) increased by 5.3%. In Brazil, volumes grew by 2.6%, while NR/hl was down 1.9%. In CAC, while organic volumes were up 1.2% with a NR/hl growth of 3.4%, reported volumes increased by 27.3%, as a result of the swap of assets carried out with ABI and our operations in Panama. In LAS, volumes increased by 3.1% and NR/hl was up 23.3%, reflecting the high inflation in the region. In Canada, volumes were slightly down (-0.9%), with a solid 3.3% NR/hl growth.

Cost of Goods Sold (COGS): Our COGS increased by 26.4% in 1Q17 while, on a per hectoliter basis, it grew by 23.1%, mainly due to inflationary pressures and unfavorable currency in Brazil and LAS.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) in 1Q17 was up 6.4%, with efficiency gains in non working money and cost savings in working money.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 4,356 million (-7.6%) in 1Q17 with gross margin of 59.8% (-580bps) and EBITDA margin of 38.7% (-670bps).

Normalized Net Profit and EPS: Normalized Net Profit was R$ 2,316 million in 1Q17, 20.1% below 1Q16, driven mainly by a lower EBITDA and currency translation due to the appreciation of the Brazilian Real. Normalized EPS in the quarter was R$ 0.14.

Operating Cash Generation and CAPEX: Cash generated from operations in 1Q17 was R$ 3.1 billion versus R$ 2.3 billion in 1Q16 (+37.7%). In the quarter, CAPEX reached R$ 559 million, 20.9% lower than in 1Q16.

Other cash gains: We have recorded in our Equity a cash gain of R$ 159 million, related to the recovery of restricted funds, to be received in 36 installments as of January, 2017.

Pay-out and Financial discipline: In 1Q17, we returned approximately R$ 1.1 billion to equity holders in dividends. As of March 31st, 2017, our net cash position was R$ 2,106 million.

Financial highlights - Ambev consolidated			% As	%

R$ million	1Q16	1Q17	Reported	Organic
Total volumes	39,957.3	41,305.1	3.4%	2.4%
Net sales	11,565.1	11,241.8	-2.8%	8.0%
Gross profit	7,604.8	6,718.7	-11.7%	-1.5%
Gross margin	65.8%	59.8%	-600 bps	-580 bps
Normalized EBITDA	5,264.3	4,356.2	-17.3%	-7.6%
Normalized EBITDA margin	45.5%	38.7%	-680 bps	-670 bps
Profit	2,894.0	2,289.8	-20.9%
Normalized profit	2,900.2	2,316.0	-20.1%
EPS (R$/shares)	0.18	0.14	-20.5%
Normalized EPS	0.18	0.14	-19.7%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2016 (1Q16). Values in this release may not add up due to rounding.

First Quarter 2017 Results May 4, 2017 Page 2

Management Comments

We started the year with net revenue going up 8.0% and EBITDA down 7.6%, driven by solid results in CAC, LAS and Canada but negatively impacted by Brazil’s performance.

As anticipated, our EBITDA decline in Brazil is explained by temporary headwinds: (i) the increase of our COGS mainly driven by negative effect of the FX, and (ii) a tough comparable of NR/hl, due to state taxes increases imposed towards the end of February 2016.

On the other hand, whilst the consumer market in Brazil remains challenging, leading to the beer industry decline of low single digit, we have been able to revert the negative trend and grow our beer volumes by 3.4%.

Our beer volumes performance represents a good first step towards our objective of resuming top line and EBITDA growth and benefited from our strong execution through our five commercial platforms:

•          Elevate the Core

o    Skol and Antarctica boosted summer experiences and took a leading role during Carnival, sponsoring the street Carnival in more than 40 cities and engaging with more than 35 million people through a complete 360 activation.

o    We have just launched a new visual brand identity (VBI) for Brahma, our classic lager, to highlight the brand’s attributes of flavor and beer expertise. Its gold and red colors are still there, but in a totally new design inspired in its old VBIs, evoking its tradition.

•          Accelerate Premium

o    Our domestic and global portfolios of premium brands have delivered another quarter of solid performance, with volumes increasing double digits, led by Budweiser that grew more than 30% year over year.

o    Stella Artois launched a global campaign “Buy a Lady a Drink”, in partnership with the Water.org, to help raise awareness of the global water crisis, inviting its core targets consumers to leave a legacy.

•          Near Beer

o    Our strong activation during Carnival has been supported by Skol Beats, with its three variants, Senses, Spirits and Secret.

o    Going forward, there is still a big opportunity for Near Beer, as we increase our portfolio and capture a bigger share of throat in non-traditional beer occasions.

•          In Home

o    We have been expanding our market programs designed to improve the assortment of products and category space, enhancing shoppers experience in the off-trade channel.

o    The 300ml returnable glass bottles continue to be a big focus for 2017, driving affordability to consumers. This presentation grew double digits year over year.

•          Out of Home

o    The bar is an extension of the Brazilian’s living rooms. We have been improving execution and service level across the country and investing in trade programs to support the points of sales in the challenging macro environment.

o    The 1 liter returnable glass bottles grew high single digit year over year, playing an important role in such environment.

In CSD & NANC Brazil, we continued to invest behind our brands and to strengthen our pack price strategy, delivering flattish volumes, while the industry came under significant pressure declining, as per our estimates, high single digit.

In our international operations, CAC delivered another quarter of organic volumes growth and solid revenue management strategy that, coupled with a solid cost discipline, led to an EBITDA increase and margin expansion. In LAS, the weakness in soft drink industry was more than offset by an strong beer volumes performance in all the countries we operate, leading to solid EBITDA growth. And in Canada, we continued to grow our top line and EBITDA driven by organic volume growth and strong revenue management strategy.

First Quarter 2017 Results May 4, 2017 Page 3

Still with respect to our international operations, it is important to highlight that our reported results include for the first time our operations in Panama and exclude our former operations in Colombia, Peru and Ecuador, which are treated as a scope in our CAC as LAS divisions, respectively.

Looking at our divisional performance highlights in more detail:

•          Brazil. NR in Brazil was up 0.6% in 1Q17 and EBITDA down 23.8% to R$ 2,455 million, with a margin of 39.0% (-1250bps).

o    In Beer Brazil, net revenue grew by 1.1% in 1Q17.

▪   Total volumes increased by 3.4% in the quarter, despite the continued macroeconomic weakness. We estimate that beer industry volumes declined low single digit. Premium continued to grow, with volumes increasing double digits.

▪   NR/hl was down 2.2%, due to a hard comparable in 1Q16, as the 2016 state taxes increases only became effective towards the end of February 2016. In addition, as part of our revenue management strategy, we continued to use our full portfolio of packs and brands to drive affordability to consumers, including the 1 liter returnable glass bottles in the on-trade channel and the 300ml returnable glass bottles in the off-trade channel. Volumes of both packaging presentations grew double digits in the quarter.

o    In CSD & NANC Brazil, top line was down 2.6% in the quarter. Volumes were slightly up (+0.1%), better than CSD industry that declined, as we estimate, high single digit, as consumers continue to be pressured by negative real disposable income growth. NR/hl in CSD & NANC was down 2.7%.

o    Brazil cash COGS was up 38.2%, while on a per hectoliter basis 34.8%, mainly due to (i) FX impacts, (ii) inflation, and (iii) a hard comparable in 1Q16, when our cash COGS/hl increased by 2.3%, despite of an inflation of around 10% and a FX impact of more than 20%.

o    Brazil cash SG&A was up 1.5%, below inflation, due to (i) low single digit growth of distribution and administrative expenses, and (ii) a decline in sales and marketing expenses driven by efficiency gains in non working money.

•          Central America and the Caribbean (CAC). In 1Q17, EBITDA in CAC reached R$ 377 million (+7.8%) driven by top line performance (+5.5%) and another quarter of EBITDA margin expansion (+80bps) to 35.6%. In US dollars, reported EBITDA grew close to 25%.

o    We continued to experience a good momentum of top line growth in the region. Organic volumes grew by 1.2% on a tough comparable, given the 10.4% volume growth in 1Q16, while on a reported basis, volumes increased by 27.3% benefitting from the recent swap of assets carried out with ABI and our operations in Panama. In Dominican Republic, we continued to connect with our consumers through relevant platforms, such as Carnival Presidente and The World Baseball Classic, supporting the equity of our brands, while, in Guatemala, we further improved our execution, with strong summer activation of Corona and Busch.

•          Latin America South (LAS). In 1Q17, top line was up 27.4%, and EBITDA in the region reached R$ 1,203 million (+20.5%) with an EBITDA margin compression of 250bps to 43.5%.

o    Volumes were up 3.1%, as the softness of the CSD&NANC industry in the region was more than offset by a strong performance of beer in (i) Argentina, where volumes reverted the recent negative trend and increased by a high single digit, leaded by Brahma, Iguana and Corona; (ii) Bolivia, driven by Huari; (iii) Paraguay, with an outperformance of Brahma, Bud Light and Ouro Fino; (iv) Chile, with strong performance of our Global Brands; and (v) Uruguay, with a double digits volume growth. EBITDA margin in LAS compressed 250bps in the quarter mainly due to a 41.8% cash COGS increase (+35.0% on a hectoliter basis) impacted by FX in Argentina.

First Quarter 2017 Results May 4, 2017 Page 4

•          Canada. EBITDA for the country totaled R$ 321 million (+17.5%) driven by top line growth (+2.3%) and continued cost discipline to drive robust EBITDA margin expansion (+370bps) to 28.5%.

o    We delivered another quarter of solid top line performance in Canada, with NR/hl growing 3.3% mainly as a result of our revenue management strategy. Volumes were down 0.9% in 1Q17, due to Easter holiday phasing impact on the beer industry, partially offset by the continued growth of our Global Brands, led by Bud Light and Stella Artois, and strong performance from our craft and near beer portfolio, which are growing double digits.

Outlook

We are confident that the initiatives taken under our commercial platforms have played an important role for the recovery of beer volumes in Brazil.

However, it is important to keep in mind that the macro environment remains very challenging, with an all-time high unemployment rate and depressed disposable income, what is leading to a continued decline of the beer industry.

In this context, we remain cautiously optimistic for the year and we will continue to leverage our commercial platforms.

We will also keep pursuing efficiency in our investments and, despite the short-term negative impact of our COGS, as part of our culture, we will push ourselves further to improve our cost performance and deliver superior results, as we remain excited with the opportunities we see going forward to resume top line and EBITDA growth.

We reiterate our guidance that we expect cash COGS/hl to grow double digits in the first half and to be flattish to low single digit up in the second half of 2017. Further, year over year, the increase of the cash COGS/hl in 2Q17 will be significantly lower than the year over year increase in 1Q17, being a bridge for second half of the year.

Finally, regarding our international operations, in CAC, we will keep pursuing top line growth and EBITDA margin expansion and we remain enthusiastic with the region. In LAS, we are excited with the positive volumes trend and top line growth opportunities, especially for beer, whilst still cautious with the macro environment in Argentina. In Canada, we continue to focus on balanced top line growth translating into the bottom line and remain optimistic that we have the right portfolio to deliver profitable growth.

First Quarter 2017 Results May 4, 2017 Page 5

Ambev Consolidated Income Statement

Consolidated income statement	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Net revenue	11,565.1	135.8	(1,373.1)	914.0	11,241.8	-2.8%	8.0%
Cost of goods sold (COGS)	(3,960.3)	(28.0)	494.7	(1,029.5)	(4,523.1)	14.2%	26.4%
Gross profit	7,604.8	107.8	(878.4)	(115.5)	6,718.7	-11.7%	-1.5%
Selling, general and administrative (SG&A)	(3,596.6)	(59.7)	379.0	(203.6)	(3,480.9)	-3.2%	5.7%
Other operating income	392.3	13.2	0.1	(114.8)	290.8	-25.9%	-29.2%
Normalized operating income (normalized EBIT)	4,400.5	61.4	(499.4)	(433.9)	3,528.6	-19.8%	-9.8%
Exceptional items above EBIT	(6.2)	(6.6)	4.5	(20.3)	(28.7)	nm	nm
Net finance results	(1,171.3)				(872.6)	-25.5%
Share of results of associates	7.4				1.0	-86.1%
Income tax expense	(336.4)				(338.5)	0.6%
Profit	2,894.0				2,289.8	-20.9%
Attributable to Ambev holders	2,766.9				2,199.1	-20.5%
Attributable to non-controlling interests	127.1				90.7	-28.7%
Normalized profit	2,900.2				2,316.0	-20.1%
Attributable to Ambev holders	2,773.1				2,225.3	-19.8%

Normalized EBITDA	5,264.3	71.1	(575.7)	(403.6)	4,356.2	-17.3%	-7.6%

First Quarter 2017 Results May 4, 2017 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), LAS and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

First Quarter 2017 Results May 4, 2017 Page 7

Ambev Consolidated

We delivered during the quarter R$ 11,241.8 million of Net Revenue (+8.0%) and R$ 4,356.2 million of Normalized EBITDA (-7.6%).

Ambev results	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Volume ('000 hl)	39,957.3	383.0		964.8	41,305.1	3.4%	2.4%
Net revenue	11,565.1	135.8	(1,373.1)	914.0	11,241.8	-2.8%	8.0%
Net revenue/hl	289.4	0.6	(33.2)	15.4	272.2	-6.0%	5.3%
COGS	(3,960.3)	(28.0)	494.7	(1,029.5)	(4,523.1)	14.2%	26.4%
COGS/hl	(99.1)	0.2	12.0	(22.6)	(109.5)	10.5%	23.1%
COGS excl. deprec.&amort.	(3,403.3)	(24.2)	446.2	(994.9)	(3,976.1)	16.8%	29.7%
COGS/hl excl. deprec. &amort	(85.2)	0.2	10.8	(22.1)	(96.3)	13.0%	26.2%
Gross profit	7,604.8	107.8	(878.4)	(115.5)	6,718.7	-11.7%	-1.5%
Gross margin	65.8%				59.8%	-600 bps	-580 bps
SG&A excl. deprec.&amort.	(3,289.8)	(53.8)	351.1	(207.9)	(3,200.3)	-2.7%	6.4%
SG&A deprec.&amort.	(306.9)	(5.9)	27.9	4.3	(280.6)	-8.6%	-1.4%
SG&A total	(3,596.6)	(59.7)	379.0	(203.6)	(3,480.9)	-3.2%	5.7%
Other operating income	392.3	13.2	0.1	(114.8)	290.8	-25.9%	-29.2%
Normalized EBIT	4,400.5	61.4	(499.4)	(433.9)	3,528.6	-19.8%	-9.8%
Normalized EBIT margin	38.0%				31.4%	-660 bps	-640 bps
Normalized EBITDA	5,264.3	71.1	(575.7)	(403.6)	4,356.2	-17.3%	-7.6%
Normalized EBITDA margin	45.5%				38.7%	-680 bps	-670 bps

First Quarter 2017 Results May 4, 2017 Page 8

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 2,832.0 million (-20.5%).

LAN results	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Volume ('000 hl)	29,000.7	573.0		712.7	30,286.4	4.4%	2.5%
Net revenue	7,275.7	218.6	(234.3)	92.1	7,352.1	1.1%	1.3%
Net revenue/hl	250.9	2.5	(7.7)	(2.9)	242.8	-3.2%	-1.2%
COGS	(2,484.8)	(86.7)	103.9	(660.8)	(3,128.4)	25.9%	26.6%
COGS/hl	(85.7)	(1.3)	3.4	(19.8)	(103.3)	20.6%	23.1%
COGS excl. deprec.&amort.	(2,061.0)	(75.5)	90.6	(658.0)	(2,703.9)	31.2%	31.9%
COGS/hl excl. deprec. &amort	(71.1)	(1.2)	3.0	(20.0)	(89.3)	25.6%	28.2%
Gross profit	4,790.8	131.9	(130.4)	(568.7)	4,223.6	-11.8%	-11.9%
Gross margin	65.8%				57.4%	-840 bps	-850 bps
SG&A excl. deprec.&amort.	(2,041.2)	(95.1)	52.5	(20.6)	(2,104.3)	3.1%	1.0%
SG&A deprec.&amort.	(218.0)	(11.0)	6.4	0.8	(221.7)	1.7%	-0.4%
SG&A total	(2,259.1)	(106.1)	58.9	(19.7)	(2,326.1)	3.0%	0.9%
Other operating income	426.5	11.5	0.6	(150.4)	288.2	-32.4%	-35.3%
Normalized EBIT	2,958.2	37.3	(70.9)	(738.8)	2,185.8	-26.1%	-25.0%
Normalized EBIT margin	40.7%				29.7%	-1100 bps	-1060 bps
Normalized EBITDA	3,600.1	59.4	(90.6)	(736.8)	2,832.0	-21.3%	-20.5%
Normalized EBITDA margin	49.5%				38.5%	-1100 bps	-1060 bps

First Quarter 2017 Results May 4, 2017 Page 9

Ambev Brazil

In 1Q17 we delivered R$ 2,455.1 million (-23.8%) of Normalized EBITDA in Brazil, with an EBITDA margin of 39.0% (-1250bps). Net revenue increased by 0.6% in the quarter, with volumes going up 2.6% and a NR/hl down 1.9%. Cash COGS and cash COGS/hl were up 38.2% and 34.8%, respectively. Cash SG&A grew 1.5%.

Ambev Brazil results	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Volume ('000 hl)	26,808.1			686.4	27,494.5	2.6%	2.6%
Net revenue	6,258.1			36.1	6,294.2	0.6%	0.6%
Net revenue/hl	233.4			(4.5)	228.9	-1.9%	-1.9%
COGS	(2,013.0)			(651.5)	(2,664.5)	32.4%	32.4%
COGS/hl	(75.1)			(21.8)	(96.9)	29.1%	29.1%
COGS excl. deprec.&amort.	(1,662.2)			(635.3)	(2,297.5)	38.2%	38.2%
COGS/hl excl. deprec. &amort	(62.0)			(21.6)	(83.6)	34.8%	34.8%
Gross profit	4,245.1			(615.4)	3,629.7	-14.5%	-14.5%
Gross margin	67.8%				57.7%	-1010 bps	-1010 bps
SG&A excl. deprec.&amort.	(1,794.5)			(27.3)	(1,821.8)	1.5%	1.5%
SG&A deprec.&amort.	(197.2)			9.1	(188.2)	-4.6%	-4.6%
SG&A total	(1,991.7)			(18.2)	(2,009.9)	0.9%	0.9%
Other operating income	419.9			(139.7)	280.2	-33.3%	-33.3%
Normalized EBIT	2,673.2			(773.3)	1,899.9	-28.9%	-28.9%
Normalized EBIT margin	42.7%				30.2%	-1250 bps	-1250 bps
Normalized EBITDA	3,221.3			(766.2)	2,455.1	-23.8%	-23.8%
Normalized EBITDA margin	51.5%				39.0%	-1250 bps	-1250 bps

First Quarter 2017 Results May 4, 2017 Page 10

Beer Brazil

In 1Q17, EBITDA for Beer Brazil was R$ 2,214.9 million (-20.1%) with an EBITDA margin compression of 1100bps to 41.2%.

NR was up 1.1% in the quarter, as volumes growth of 3.4% was partially impacted by a negative NR/hl (-2.2%), driven by (i) a hard comparable in 1Q16, as the 2016 state taxes increases only became effective towards the end of February 2016, and (ii) negative mix.

Cash COGS/hl increased by 34.3%, driven by (i) FX impacts, (ii) inflation, and (iii) a hard comparable in 1Q16, when our cash COGS/hl increased by 2.9%, despite of an inflation of around 10% and a FX impact of more than 20%.

Cash SG&A was flattish due to (i) a below inflation growth of sales and marketing, driven by efficiency gains in our non working money, and (ii) a low single digit increase in distribution costs and a decline in administrative costs, as a result of the revision of our logistics and administrative cost allocation between Beer and CSD & NANC businesses.

Beer Brazil results	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Volume ('000 hl)	19,867.5			681.7	20,549.2	3.4%	3.4%
Net revenue	5,309.9			60.6	5,370.5	1.1%	1.1%
Net revenue/hl	267.3			(5.9)	261.3	-2.2%	-2.2%
COGS	(1,599.4)			(514.5)	(2,113.9)	32.2%	32.2%
COGS/hl	(80.5)			(22.4)	(102.9)	27.8%	27.8%
COGS excl. deprec.&amort.	(1,297.5)			(504.3)	(1,801.7)	38.9%	38.9%
COGS/hl excl. deprec. &amort	(65.3)			(22.4)	(87.7)	34.3%	34.3%
Gross profit	3,710.5			(453.9)	3,256.6	-12.2%	-12.2%
Gross margin	69.9%				60.6%	-930 bps	-930 bps
SG&A excl. deprec.&amort.	(1,576.8)			0.2	(1,576.6)	0.0%	0.0%
SG&A deprec.&amort.	(159.1)			(8.6)	(167.7)	5.4%	5.4%
SG&A total	(1,736.0)			(8.4)	(1,744.3)	0.5%	0.5%
Other operating income	336.8			(114.0)	222.8	-33.8%	-33.8%
Normalized EBIT	2,311.3			(576.3)	1,735.0	-24.9%	-24.9%
Normalized EBIT margin	43.5%				32.3%	-1120 bps	-1120 bps
Normalized EBITDA	2,772.3			(557.4)	2,214.9	-20.1%	-20.1%
Normalized EBITDA margin	52.2%				41.2%	-1100 bps	-1100 bps

First Quarter 2017 Results May 4, 2017 Page 11

CSD & NANC Brazil

In Brazil CSD & NANC, we delivered an EBITDA of R$ 240.2 million (-46.5%) in the 1Q17, with an EBITDA margin of 26.0% (-2130bps).

Net revenue was down (-2.6%), as a flattish volumes (+0.1%) were impacted by a NR/hl decline of 2.7%.

Cash COGS/hl increased by 35.8% driven by (i) negative FX impacts, (ii) inflation, and (iii) a hard comparable in 1Q16, when cash COGS/hl increased by 1.1%, despite of an inflation of around 10% and a FX impact of more than 20%.

Cash SG&A was up 12.6% driven by a double digits decline in sales and marketing impacted by higher  distribution and administrative expenses, due to the revision of our cost allocation between our businesses to better reflect the CSD & NANC operations.

CSD&Nanc Brazil results	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Volume ('000 hl)	6,940.6			4.7	6,945.3	0.1%	0.1%
Net revenue	948.2			(24.5)	923.7	-2.6%	-2.6%
Net revenue/hl	136.6			(3.6)	133.0	-2.7%	-2.7%
COGS	(413.6)			(137.0)	(550.6)	33.1%	33.1%
COGS/hl	(59.6)			(19.7)	(79.3)	33.0%	33.0%
COGS excl. deprec.&amort.	(364.7)			(131.1)	(495.8)	35.9%	35.9%
COGS/hl excl. deprec. &amort	(52.5)			(18.8)	(71.4)	35.8%	35.8%
Gross profit	534.6			(161.5)	373.1	-30.2%	-30.2%
Gross margin	56.4%				40.4%	-1600 bps	-1600 bps
SG&A excl. deprec.&amort.	(217.7)			(27.5)	(245.1)	12.6%	12.6%
SG&A deprec.&amort.	(38.1)			17.6	(20.5)	-46.3%	-46.3%
SG&A total	(255.8)			(9.8)	(265.6)	3.8%	3.8%
Other operating income	83.1			(25.8)	57.4	-31.0%	-31.0%
Normalized EBIT	362.0			(197.1)	164.9	-54.4%	-54.4%
Normalized EBIT margin	38.2%				17.9%	-2030 bps	-2030 bps
Normalized EBITDA	449.0			(208.8)	240.2	-46.5%	-46.5%
Normalized EBITDA margin	47.3%				26.0%	-2130 bps	-2130 bps

First Quarter 2017 Results May 4, 2017 Page 12

Central America and the Caribbean (CAC)

Our operations in CAC delivered an EBITDA of R$ 376.9 million (+7.8%) in the quarter, with an EBITDA margin of 35.6% (+80 bps). In US dollars, reported EBITDA grew close to 25%.

Top line increased by 5.5% in 1Q17 driven by organic volume growth (+1.2%), despite a tough comparable in 1Q16, when volumes grew 10.4%, and by a NR/hl increase of 3.4%. Reported volumes increased by 27.3%, benefitting from the recent swap of assets carried out with ABI and our operations in Panama. In Dominican Republic, we continued to connect with our consumers through relevant platforms, such as Carnival Presidente and The World Baseball Classic, enhancing our brand’s equity, while, in Guatemala, we improved our execution, with a strong summer activation of Corona and Busch.

Cash COGS/hl grew in line with top line performance, while our cash SG&A declined 2.7%, driving another quarter of EBITDA margin expansion.

The scope change in CAC refers to the beginning of our operations in Panama as a result of the swap of assets carried out with ABI on December 31, 2016.

CAC results	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Volume total ('000 hl)	2,192.6	573.0		26.3	2,791.9	27.3%	1.2%
Net revenue	1,017.6	218.6	(234.3)	56.0	1,057.9	4.0%	5.5%
Net revenue/hl	464.1	(17.1)	(83.9)	15.9	378.9	-18.4%	3.4%
COGS	(471.8)	(86.7)	103.9	(9.3)	(463.9)	-1.7%	2.0%
COGS/hl	(215.2)	13.3	37.2	(1.4)	(166.2)	-22.8%	0.7%
COGS excl. deprec.&amort.	(398.8)	(75.5)	90.6	(22.7)	(406.4)	1.9%	5.7%
COGS/hl excl. deprec. &amort	(181.9)	10.4	32.4	(6.5)	(145.6)	-20.0%	3.6%
Gross profit	545.7	131.9	(130.4)	46.7	593.9	8.8%	8.6%
Gross margin	53.6%				56.1%	250 bps	160 bps
SG&A excl. deprec.&amort.	(246.7)	(95.1)	52.5	6.7	(282.6)	14.6%	-2.7%
SG&A deprec.&amort.	(20.7)	(11.0)	6.4	(8.2)	(33.5)	61.7%	39.7%
SG&A total	(267.4)	(106.1)	58.9	(1.5)	(316.1)	18.2%	0.6%
Other operating income/expenses	6.7	11.5	0.6	(10.7)	8.1	21.3%	-160.1%
Normalized EBIT	285.0	37.3	(70.9)	34.5	285.9	0.3%	12.1%
Normalized EBIT margin	28.0%				27.0%	-100 bps	180 bps
Normalized EBITDA	378.8	59.4	(90.6)	29.4	376.9	-0.5%	7.8%
Normalized EBITDA margin	37.2%				35.6%	-160 bps	80 bps

First Quarter 2017 Results May 4, 2017 Page 13

Latin American South (LAS)

LAS EBITDA increased by 20.5% in 1Q17 to R$ 1,203.4 million, with an EBITDA margin of 43.5% (-250 bps).

Our volumes grew by 3.1%, as the softness of the CSD&NANC industry in the region was more than offset by a strong performance of beer in (i) Argentina, where volumes reverted the recent negative trend and increased by a high single digit, with great contribution from Brahma, Iguana and Corona; (ii) Bolivia, mainly driven by Huari; (iii) Paraguay, with an outperformance of Brahma, Bud Light and Ouro Fino; (iv) Chile, with strong performance of our Global Brands; and (v) Uruguay, with a double digits volume growth driven by both mainstream and premium portfolios. Top line was up 27.4% with a NR/hl increase of 23.3%.

Cash COGS grew 41.8% while, on a hectoliter basis, 35.0%, mainly driven by higher inflation and negative currency impact, as we are very systematic with our hedge policy. Cash SG&A increased by 27.7%, adversely impacted by inflationary pressures mainly in Argentina.

The scope change in LAS refers to the termination of our operations in Colombia, Peru and Ecuador as a result of the swap of assets carried out with ABI on December 31st, 2016.

LAS results	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Volume ('000 hl)	9,017.0	(197.3)		269.8	9,089.5	0.8%	3.1%
Net revenue	2,973.9	(87.8)	(913.4)	791.3	2,764.0	-7.1%	27.4%
Net revenue/hl	329.8	2.6	(100.5)	77.3	304.1	-7.8%	23.3%
COGS	(1,044.3)	61.1	323.9	(400.6)	(1,059.9)	1.5%	40.7%
COGS/hl	(115.8)	(4.3)	35.6	(40.8)	(116.6)	0.7%	33.9%
COGS excl. deprec.&amort.	(941.2)	53.6	294.2	(370.7)	(964.1)	2.4%	41.8%
COGS/hl excl. deprec. &amort	(104.4)	(3.7)	32.4	(37.8)	(106.1)	1.6%	35.0%
Gross profit	1,929.6	(26.7)	(589.5)	390.7	1,704.1	-11.7%	20.5%
Gross margin	64.9%				61.7%	-320 bps	-350 bps
SG&A excl. deprec.&amort.	(669.2)	45.1	199.2	(173.1)	(598.0)	-10.6%	27.7%
SG&A deprec.&amort.	(70.3)	5.1	21.8	(17.0)	(60.4)	-14.1%	26.0%
SG&A total	(739.5)	50.3	221.0	(190.0)	(658.3)	-11.0%	27.6%
Other operating income/expenses	(27.7)	1.3	(0.4)	28.3	1.4	-105.2%	-107.1%
Normalized EBIT	1,162.3	24.8	(368.9)	228.9	1,047.2	-9.9%	19.3%
Normalized EBIT margin	39.1%				37.9%	-120 bps	-260 bps
Normalized EBITDA	1,335.7	12.3	(420.5)	275.8	1,203.4	-9.9%	20.5%
Normalized EBITDA margin	44.9%				43.5%	-140 bps	-250 bps

First Quarter 2017 Results May 4, 2017 Page 14

Canada

In Canada, we delivered R$ 320.8 million of EBITDA (+17.5%), while our EBITDA margin increased 370bps to 28.5%.

In the first quarter our volumes were down 0.9% mostly due to contraction of the Canadian beer industry, which was impacted by Easter holiday phasing, partially offset by performance ahead of trend of our lead brand Budweiser, double digits growth on Bud Light, and continued strong performance from the craft and near beer portfolio. Our net revenue per hectoliter increased by 3.3% mainly explained by our revenue management initiatives.

Cash COGS decreased by 8.4% while, on a per hectoliter basis, by 7.6%, primarily driven by cost absorption with increased production and cost efficiencies with our import portfolio from ABI, while Cash SG&A expenses increased by 2.5%.

Canada results	1Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q17	Reported	Organic
Volume ('000 hl)	1,939.6	7.3		(17.6)	1,929.2	-0.5%	-0.9%
Net revenue	1,315.6	5.0	(225.4)	30.6	1,125.8	-14.4%	2.3%
Net revenue/hl	678.3	0.0	(116.8)	22.0	583.5	-14.0%	3.3%
COGS	(431.2)	(2.4)	66.9	31.9	(334.8)	-22.4%	-7.4%
COGS/hl	(222.3)	(0.4)	34.7	14.5	(173.6)	-21.9%	-6.5%
COGS excl. deprec.&amort.	(401.2)	(2.3)	61.5	33.8	(308.1)	-23.2%	-8.4%
COGS/hl excl. deprec. &amort	(206.8)	(0.4)	31.9	15.6	(159.7)	-22.8%	-7.6%
Gross profit	884.4	2.6	(158.6)	62.5	790.9	-10.6%	7.1%
Gross margin	67.2%				70.3%	310 bps	310 bps
SG&A excl. deprec.&amort.	(579.4)	(3.8)	99.4	(14.2)	(498.0)	-14.0%	2.5%
SG&A deprec.&amort.	(18.6)	(0.0)	(0.3)	20.4	1.5	-108.2%	-110.0%
SG&A total	(598.0)	(3.8)	99.1	6.2	(496.5)	-17.0%	-1.0%
Other operating income/expenses	(6.5)	0.5	(0.1)	7.3	1.2	-117.8%	-112.6%
Normalized EBIT	279.9	(0.7)	(59.6)	76.0	295.6	5.6%	27.1%
Normalized EBIT margin	21.3%				26.3%	500 bps	510 bps
Normalized EBITDA	328.6	(0.6)	(64.6)	57.4	320.8	-2.4%	17.5%
Normalized EBITDA margin	25.0%				28.5%	350 bps	370 bps

First Quarter 2017 Results May 4, 2017 Page 15

Other operating income/(expense)

Other operating income totaled R$ 290.8 million in 1Q17 (-25.9%), mainly driven by government grants related to State VAT long-term tax incentives that were down year over year due to (i) the expiration of VAT Government Grants Agreements in 4Q16, and (ii) revenue geographic mix.

Other operating income/(expenses)	1Q16	1Q17

R$ million

Government grants/NPV of long term fiscal incentives	355.3	221.9
(Additions to)/reversals of provisions	(22.2)	(10.6)
Net gain on disposal of property, plant and equipment and intangible assets	2.9	(5.4)
Net other operating income	56.3	84.9

	392.3	290.8

Exceptional items

During the first quarter we recorded an expense of R$ 28.7 million in exceptional items (as compared to R$ 6.2 million in 1Q16).

Exceptional items	1Q16	1Q17

R$ million

Restructuring	(6.2)	(27.1)
Costs of new acquisition		(0.7)
Other exceptional items		(0.8)

	(6.2)	(28.7)

First Quarter 2017 Results May 4, 2017 Page 16

Net finance results

Net finance results declined 25.5% (a R$ 1,171.3 million expense in 1Q16 compared to a R$ 872.6 million expense in 1Q17), as a higher Interest Expense of R$ 402.2 million, due to interest expenses and the non cash expense related to the put option associated with our investment in the Dominican Republic (around R$ 140 million), was more than offset by lower losses on:

(i)            Derivative instruments, driven by the carry cost of our FX hedges, primarily linked to our COGS exposure in Brazil and Argentina, and non-cash gains or losses related to the mark to market of the hedges; and

(ii)           Non-derivative instruments, related to foreign exchange translation on intercompany payables and loans, as we benefited from the BRL appreciation.

Net finance results	1Q16	1Q17

R$ million

Interest income	185.1	108.7
Interest expenses	(361.0)	(402.2)
Gains/(losses) on derivative instruments	(417.4)	(246.6)
Gains/(losses) on non-derivative instruments	(245.3)	(78.4)
Taxes on financial transactions	(43.3)	(38.0)
Other financial income/(expenses), net	(289.4)	(216.0)

Net finance results	(1,171.3)	(872.6)

As of March 31st, 2017 we held a net cash position of R$ 2,106.1 million (down from R$ 2,763.3 million as of December 31st, 2016). Consolidated debt corresponded to R$ 5,132.9 million whereas cash and cash equivalents less bank overdrafts totaled R$ 7,229.1 million, down from R$ 7,876.8 million as of December 31st, 2016.

	December 31st, 2016			March 31st, 2017
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	726.0	1,165.3	1,891.2	651.6	1,108.4	1,760.0
Foreign Currency	2,904.7	600.5	3,505.1	2,817.9	555.0	3,372.9
Consolidated Debt	3,630.6	1,765.7	5,396.3	3,469.5	1,663.4	5,132.9

Cash and Cash Equivalents less Bank Overdrafts			7,876.8			7,229.1
Current Investment Securities			282.8			9.9

Net Debt/ (Cash)			(2,763.3)			(2,106.1)

First Quarter 2017 Results May 4, 2017 Page 17

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 29.6%, compared to 30.9% of 1Q16, while the effective tax rate increased from 10.4% to 12.9%, mainly driven by lower benefits from interest on shareholders’ equity.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution
R$ million	1Q16	1Q17

Profit before tax	3,230.4	2,628.3

Adjustment on taxable basis
Non-taxable net financial and other income	(130.0)	(104.9)
Goverment grants (VAT)	(341.1)	(434.4)
Share of results of associates	(7.4)	(1.0)
Expenses not deductible for tax purposes	260.4	90.0
Foreign profits taxed in Brazil	479.0	34.8
	3,491.2	2,212.8
Aggregated weighted nominal tax rate	30.9%	29.6%
Taxes – nominal rate	(1,079.4)	(655.5)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	693.3	284.4
Tax benefit - amortization on tax books	35.6	36.2
Other tax adjustments	14.1	(3.6)
Income tax and social contribution expense	(336.4)	(338.5)
Effective tax rate	10.4%	12.9%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of March 31st, 2017.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,726,265,061	61.9%
FAHZ	1,601,417,401	10.2%
Market	4,375,218,611	27.9%
Outstanding	15,702,901,073	100.0%
Treasury	14,714,346
TOTAL	15,717,615,419
Free float BM&FBovespa	3,034,242,689	19.3%
Free float NYSE	1,340,975,922	8.5%

First Quarter 2017 Results May 4, 2017 Page 18

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q16	1Q17
Profit - Ambev holders	2,766.9	2,199.1
Non-controlling interest	127.1	90.7
Income tax expense	336.4	338.5
Profit before taxes	3,230.4	2,628.3
Share of results of associates	(7.4)	(1.0)
Net finance results	1,171.3	872.6
Exceptional items	6.2	28.7
Normalized EBIT	4,400.5	3,528.6
Depreciation & amortization - total	863.9	827.6
Normalized EBITDA	5,264.3	4,356.2

First Quarter 2017 Results May 4, 2017 Page 19

Q1 2017 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	May 4th, 2017 (Thursday)

Time:	13:00 (Brasília time) 12:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.engage-x.com/Cover.aspx?PlatformId=%2F094hWfyLrhniO%2F7Nu5CDA%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10106388 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Nicole Brink (+55 11) 2122-1415 nicole.brink@ambev.com.br	André Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

ir.ambev.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

First Quarter 2017 Results May 4, 2017 Page 20

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	1Q16	1Q17%		1Q16	1Q17%		1Q16	1Q17%
Volumes (000 hl)	19,867	20,549	3.4%	6,941	6,945	0.1%	26,808	27,495	2.6%

R$ million
Net sales	5,309.9	5,370.5	1.1%	948.2	923.7	-2.6%	6,258.1	6,294.2	0.6%
% of total	45.9%	47.8%		8.2%	8.2%		54.1%	56.0%
COGS	(1,599.4)	(2,113.9)	32.2%	(413.6)	(550.6)	33.1%	(2,013.0)	(2,664.5)	32.4%
% of total	40.4%	46.7%		10.4%	12.2%		50.8%	58.9%
Gross profit	3,710.5	3,256.6	-12.2%	534.6	373.1	-30.2%	4,245.1	3,629.7	-14.5%
% of total	48.8%	48.5%		7.0%	5.6%		55.8%	54.0%
SG&A	(1,736.0)	(1,744.3)	0.5%	(255.8)	(265.6)	3.8%	(1,991.7)	(2,009.9)	0.9%
% of total	48.3%	50.1%		7.1%	7.6%		55.4%	57.7%
Other operating income/(expenses)	336.8	222.8	-33.8%	83.1	57.4	-31.0%	419.9	280.2	-33.3%
% of total	85.8%	76.6%		21.2%	19.7%		107.0%	96.3%
Normalized EBIT	2,311.3	1,735.0	-24.9%	362.0	164.9	-54.4%	2,673.2	1,899.9	-28.9%
% of total	52.5%	49.2%		8.2%	4.7%		60.7%	53.8%
Normalized EBITDA	2,772.3	2,214.9	-20.1%	449.0	240.2	-46.5%	3,221.3	2,455.1	-23.8%
% of total	52.7%	50.8%		8.5%	5.5%		61.2%	56.4%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.1%	-39.4%		-43.6%	-59.6%		-32.2%	-42.3%
Gross profit	69.9%	60.6%		56.4%	40.4%		67.8%	57.7%
SG&A	-32.7%	-32.5%		-27.0%	-28.8%		-31.8%	-31.9%
Other operating income/(expenses)	6.3%	4.1%		8.8%	6.2%		6.7%	4.5%
Normalized EBIT	43.5%	32.3%		38.2%	17.9%		42.7%	30.2%
Normalized EBITDA	52.2%	41.2%		47.3%	26.0%		51.5%	39.0%

Per hectoliter - (R$/hl)
Net sales	267.3	261.3	-2.2%	136.6	133.0	-2.7%	233.4	228.9	-1.9%
COGS	(80.5)	(102.9)	27.8%	(59.6)	(79.3)	33.0%	(75.1)	(96.9)	29.1%
Gross profit	186.8	158.5	-15.1%	77.0	53.7	-30.3%	158.4	132.0	-16.6%
SG&A	(87.4)	(84.9)	-2.9%	(36.9)	(38.2)	3.8%	(74.3)	(73.1)	-1.6%
Other operating income/(expenses)	17.0	10.8	-36.0%	12.0	8.3	-31.1%	15.7	10.2	-34.9%
Normalized EBIT	116.3	84.4	-27.4%	52.2	23.7	-54.5%	99.7	69.1	-30.7%
Normalized EBITDA	139.5	107.8	-22.8%	64.7	34.6	-46.5%	120.2	89.3	-25.7%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	1Q16	1Q17%		1Q16	1Q17%		1Q16	1Q17%		1Q16	1Q17%
Volumes (000 hl)	9,017	9,090	3.1%	2,193	2,792	1.2%	1,940	1,929	-0.9%	39,957	41,305	2.4%

R$ million
Net sales	2,973.9	2,764.0	27.4%	1,017.6	1,057.9	5.5%	1,315.6	1,125.8	2.3%	11,565.1	11,241.8	8.0%
% of total	25.7%	24.6%		8.8%	9.4%		11.4%	10.0%		100.0%	100.0%
COGS	(1,044.3)	(1,059.9)	40.7%	(471.8)	(463.9)	2.0%	(431.2)	(334.8)	-7.4%	(3,960.3)	(4,523.1)	26.4%
% of total	26.4%	23.4%		11.9%	10.3%		10.9%	7.4%		100.0%	100.0%
Gross profit	1,929.6	1,704.1	20.5%	545.7	593.9	8.6%	884.4	790.9	7.1%	7,604.8	6,718.7	-1.5%
% of total	25.4%	25.4%		7.2%	8.8%		11.6%	11.8%		100.0%	100.0%
SG&A	(739.5)	(658.3)	27.6%	(267.4)	(316.1)	0.6%	(598.0)	(496.5)	-1.0%	(3,596.6)	(3,480.9)	5.7%
% of total	20.6%	18.9%		7.4%	9.1%		16.6%	14.3%		100.0%	100.0%
Other operating income/(expenses)	(27.7)	1.4	-107.1%	6.7	8.1	-160.1%	(6.5)	1.2	-112.6%	392.3	290.8	-29.2%
% of total	-7.1%	0.5%		1.7%	2.8%		-1.7%	0.4%		100.0%	100.0%
Normalized EBIT	1,162.3	1,047.2	19.3%	285.0	285.9	12.1%	279.9	295.6	27.1%	4,400.5	3,528.6	-9.8%
% of total	26.4%	29.7%		6.5%	8.1%		6.4%	8.4%		100.0%	100.0%
Normalized EBITDA	1,335.7	1,203.4	20.5%	378.8	376.9	7.8%	328.6	320.8	17.5%	5,264.3	4,356.2	-7.6%
% of total	25.4%	27.6%		7.2%	8.7%		6.2%	7.4%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.1%	-38.3%		-46.4%	-43.9%		-32.8%	-29.7%		-34.2%	-40.2%
Gross profit	64.9%	61.7%		53.6%	56.1%		67.2%	70.3%		65.8%	59.8%
SG&A	-24.9%	-23.8%		-26.3%	-29.9%		-45.5%	-44.1%		-31.1%	-31.0%
Other operating income/(expenses)	-0.9%	0.1%		0.7%	0.8%		-0.5%	0.1%		3.4%	2.6%
Normalized EBIT	39.1%	37.9%		28.0%	27.0%		21.3%	26.3%		38.0%	31.4%
Normalized EBITDA	44.9%	43.5%		37.2%	35.6%		25.0%	28.5%		45.5%	38.7%

Per hectoliter - (R$/hl)
Net sales	329.8	304.1	23.5%	464.1	378.9	3.5%	678.3	583.5	3.3%	289.4	272.2	5.3%
COGS	(115.8)	(116.6)	35.2%	(215.2)	(166.2)	0.7%	(222.3)	(173.6)	-6.5%	(99.1)	(109.5)	22.9%
Gross profit	214.0	187.5	17.1%	248.9	212.7	5.9%	456.0	410.0	8.0%	190.3	162.7	-3.8%
SG&A	(82.0)	(72.4)	22.7%	(122.0)	(113.2)	-0.5%	(308.3)	(257.4)	-0.1%	(90.0)	(84.3)	3.1%
Other operating income/(expenses)	(3.1)	0.2	nm	3.0	2.9	-159.2%	(3.3)	0.6	-121.7%	9.8	7.0	-30.0%
Normalized EBIT	128.9	115.2	16.4%	130.0	102.4	9.7%	144.3	153.2	28.4%	110.1	85.4	-11.8%
Normalized EBITDA	148.1	132.4	17.4%	172.7	135.0	5.7%	169.4	166.3	18.6%	131.7	105.5	-9.7%

.

First Quarter 2017 Results May 4, 2017 Page 21

CONSOLIDATED BALANCE SHEET	March 31st, 2017	December 31st, 2016
R$ million
Assets
Current assets
Cash and cash equivalents	7,230.3	7,876.8
Investment securities (CURRENT)	9.9	282.8
Derivative financial instruments (current assets)	175.2	196.7
Trade receivables (current)	3,267.4	4,368.1
Inventories	4,510.3	4,347.1
Income tax and social contributions receivable (current)	4,293.9	4,693.7
Other taxes receivable (current)	674.6	729.6
Other assets (current)	1,135.7	1,392.2
	21,297.3	23,887.0
Non-current assets
Investment securities	112.8	104.3
Derivative financial instruments (assets)	44.8	16.3
Trade receivables (non-current)	6.2
Income tax and social contributions receivable (non-current)		4.5
Deferred tax assets	2,568.0	2,268.1
Other taxes receivable (non-current)	334.5	343.1
Other assets (non-current)	2,009.1	1,973.6
Employee benefits	33.2	33.5
Investments in associates	294.1	300.1
Property, plant and equipment	18,658.4	19,153.8
Intangible assets	5,099.0	5,245.9
Goodwill	30,276.5	30,511.2
	59,436.6	59,954.4

Total assets	80,733.9	83,841.4

Equity and liabilities
Current liabilities
Trade payables (current)	9,863.0	10,868.8
Derivative financial instruments (current liabilities)	348.4	686.4
Interest-bearing loans and borrowings (current)	3,469.4	3,630.6
Bank overdrafts	1.1
Payroll and social security payables	751.0	686.6
Dividends and interest on shareholder´s equity payable	615.5	1,714.4
Income tax and social contribution payable (current)	933.8	904.2
Taxes and contributions payable (current)	2,143.2	3,378.2
Put option granted on subsidiary and other liabilities (current)	5,610.3	6,735.8
Provisions	168.5	168.6
	23,904.2	28,773.6
Non-current liabilities
Trade payables (non-current)	195.3	237.8
Derivative financial instruments (liabilities)	2.4	27.0
Interest-bearing loans and borrowings	1,663.4	1,765.7
Deferred tax liabilities	2,226.8	2,329.7
Taxes and contributions payable (non-current)	532.9	681.4
Put option granted on subsidiary and other liabilities (non-current)	599.8	471.8
Provisions (non-CURRENT)	843.3	765.4
Employee benefits (non CURRENT)	2,084.9	2,137.7
	8,148.8	8,416.5

Total liabilities	32,053.0	37,190.1

Equity
Issued capital	57,614.1	57,614.2
Reserves	64,227.3	64,230.0
Comprehensive income	(77,195.9)	(77,019.1)
Retained earnings	2,199.3
Equity attributable to equity holders of Ambev	46,844.8	44,825.1
Non-controlling interests	1,836.1	1,826.2
Total Equity	48,680.9	46,651.3

Total equity and liabilities	80,733.9	83,841.4

First Quarter 2017 Results May 4, 2017 Page 22

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	1Q17	1Q16

Net sales	11,241.8	11,565.1
Cost of sales	(4,523.1)	(3,960.3)
Gross profit	6,718.7	7,604.8

Sales and marketing expenses	(2,925.2)	(3,063.0)
Administrative expenses	(555.7)	(533.6)
Other operating income/(expenses)	290.8	392.3

Normalized EBIT	3,528.6	4,400.5

Exceptional items	(28.7)	(6.2)

Income from operations (EBIT)	3,499.9	4,394.2

Net finance results	(872.6)	(1,171.3)
Share of results of associates	1.0	7.4

Profit before income tax	2,628.3	3,230.4

Income tax expense	(338.5)	(336.4)

Profit	2,289.8	2,894.0
Attributable to:
Equity holders of Ambev	2,199.1	2,766.9
Non-controlling interest	90.7	127.1

Basic earnings per share (common)	0.14	0.18
Diluted earnings per share (common)	0.14	0.18

Normalized Profit	2,316.0	2,900.2

Normalized basic earnings per share (common)	0.14	0.18
Normalized diluted earnings per share (common)	0.14	0.18

Nº of basic shares outstanding	15,689.8	15,688.9
Nº of diluted shares outstanding	15,821.4	15,809.4

First Quarter 2017 Results May 4, 2017 Page 23

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	1Q17	1Q16
Cash Flows from Operating Activities
Profit	2,289.8	2,894.0
Depreciation, amortization and impairment	827.6	863.8
Impairment losses on receivables and inventories	28.2	24.2
Additions/(reversals) in provisions and employee benefits	49.1	90.8
Net finance cost	872.6	1,171.3
Loss/(gain) on sale of property, plant and equipment and intangible assets	5.4	(2.9)
Equity-settled share-based payment expense	45.0	38.0
Income tax expense	338.5	336.4
Share of result of associates	(1.0)	(7.4)
Other non-cash items included in the profit	123.5	(464.6)
Cash flow from operating activities before changes in working capital and use of provisions	4,578.6	4,943.6
Decrease/(increase) in trade and other receivables	1,438.3	1,021.6
Decrease/(increase) in inventories	(199.9)	(683.5)
Increase/(decrease) in trade and other payables	(2,707.9)	(3,023.4)
Cash generated from operations	3,109.0	2,258.2
Interest paid	(155.2)	(145.8)
Interest received	55.3	44.6
Dividends received	3.9	19.8
Income tax paid	(1,028.6)	(4,391.7)
Cash flow from operating activities	1,984.5	(2,214.8)
Proceeds from sale of property, plant, equipment and intangible assets	10.5	15.6
Acquisition of property, plant, equipment and intangible assets	(559.5)	(707.3)
Acquisition of subsidiaries, net of cash acquired	(332.7)	(1,695.1)
Net proceeds/(investment) of debt securities	272.6	22.0
Net proceeds/(acquisition) of other assets	1.6	0.1
Cash flow used in investing activities	(607.6)	(2,364.8)
Proceeds/(repurchase) of shares	(48.4)	0.5
Proceeds from borrowings	1,238.2	773.1
Repayment of borrowings	(1,482.8)	(227.5)
Cash net finance costs other than interests	(429.9)	(1,142.8)
Payment of finance lease liabilities	(2.3)	(0.8)
Dividends and interest on shareholders’ equity paid	(1,132.0)	(2,099.6)
Cash flow used in financing activities	(1,857.2)	(2,697.2)
Net increase/(decrease) in Cash and cash equivalents	(480.2)	(7,276.8)
Cash and cash equivalents less bank overdrafts at beginning of period	7,876.8	13,617.6
Effect of exchange rate fluctuations	(167.5)	(333.5)
Cash and cash equivalents less bank overdrafts at end of period	7,229.1	6,007.3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer